Mail Stop 3561

April 14, 2010

Mr. Morgan Magella
President
Midex Gold Corp.
Kanonyele, Box 55758
Dar es Salaam, Tanzania

      Re: Midex Gold Corp.
                Item 4.02 Form 8-K
                Filed April 13, 2010
                File No. 333-150784

Dear Mr. Magella,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed April 13, 2010

1. We note you received notice from your independent accountant regarding the errors in your financial statements on April 2, 2009, a date prior to the financial statements in question. This appears to be a typographical error. Please revise.

2. Please revise to provide additional disclosure regarding the nature of the accounting error identified in your filing. Your revised disclosure should also provide additional detail explaining the cause of this error and not reference a different Form 8-K that related to a different periodic report. Refer to Item 4.02 of Form 8-K.

3. We note the error in your September 30, 2009 financial statements was identified by your independent accountant. Please revise to provide a brief description of the information provided by your independent accountant and state whether your Board of Directors or authorized officers discussed the matters disclosed in your filing with your independent accountant. Refer to Items 4.02(b)(3) and 4.02(b)(4) of Form 8-K.

4. Please note that Item 4.02(c) of Form 8-K requires you to request that your independent accountant furnish a letter addressed to the Commission stating whether they agree with the statements made in your filing and, if not, stating the respects in which they do not agree. Please amend your Form 8-K to file this letter as an exhibit or tell us when it will be filed.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Ethan Horowitz
Staff Accountant